UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

WHITE MOUNTAINS INSURANCE GROUP, LTD.

(Name of Subject Company (Issuer) and Filing Person (Issuer and Offeror))

Common Shares, par value $1.00 per share
(Title of Class of Securities)

G9618E107
(CUSIP Number of Class of Securities)

Robert L. Seelig, Esq.
Executive Vice President and General Counsel
White Mountains Insurance Group, Ltd.
80 South Main Street
Hanover, New Hampshire 03755-2053
Telephone: (603) 640-2200

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

Ting S. Chen, Esq.
Cravath, Swaine & Moore LLP
825 Eighth Avenue
New York, New York 10019
Telephone: (212) 474-1000

CALCULATION OF FILING FEE:

TRANSACTION VALUATION*	AMOUNT OF FILING FEE**
$437,500,000.00	$54,468.75

*                 Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of a total of 500,000 outstanding Common Shares, par value $1.00 per share, of White Mountains Insurance Group, Ltd. at the maximum tender offer price of $875 per share.

**          The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $124.50 per million of the value of the transaction.

☒          Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	$54,468.75	Filing Party:	White Mountains Insurance Group, Ltd.
Form or Registration No.:	005-36786	Date Filed:	April 10, 2018

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐                                    third-party tender offer subject to Rule 14d-1.

☒                                  issuer tender offer subject to Rule 13e-4.

☐                                    going-private transaction subject to Rule 13e-3.

☐                                    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐                                    Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐                                    Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTION

This Amendment No. 1 (this “Amendment”) amends and supplements the Issuer Tender Offer Statement on Schedule TO, initially filed by White Mountains Insurance Group, Ltd., a company organized under the laws of Bermuda (the “Company”), with the Securities and Exchange Commission on April 10, 2018 (as amended as of the date hereof, the “Schedule TO”), which relates to the offer by the Company to purchase 500,000 of its issued and outstanding Common Shares, par value $1.00 per share (the “Common Shares” or the “Shares”), or such lesser number of Shares as is properly tendered and not properly withdrawn, at a price not greater than $875 or less than $825 per Share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 10, 2018 (the “Offer to Purchase”), and in the related Letter of Transmittal.

This Amendment is being filed to incorporate by reference the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2018 (the “Form 10-Q”), filed on May 2, 2018, and the Company’s Definitive Proxy Statement for its 2018 annual meeting of shareholders (the “Definitive Proxy Statement”), filed on April 10, 2018. You should carefully consider the information contained in the Form 10-Q and the Definitive Proxy Statement in connection with deciding whether to tender your Shares. Except as otherwise set forth below, the information set forth in the Schedule TO, including all exhibits thereto that were previously filed with the Schedule TO, remains unchanged and is incorporated by reference as relevant to this Amendment.

Item 6. Purpose of the Transaction and Plans or Proposals.

Section (c) of Item 6 of the Schedule TO is hereby amended and supplemented as follows:

The section of the Offer to Purchase entitled “Incorporation by Reference” under the subheading “9. Certain Information Concerning the Company” is hereby amended and supplemented by inserting as a second bullet point the following language: “Quarterly Report on Form 10-Q for the quarter ended March 31, 2018, filed on May 2, 2018;” and by deleting the final bullet point in its entirety and inserting in lieu thereof the following language: “Definitive Proxy Statement for our 2018 annual meeting of shareholders, filed on April 10, 2018.”.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WHITE MOUNTAINS INSURANCE GROUP, LTD.

By:	/s/ J. BRIAN PALMER
	Name:	J. Brian Palmer
	Title:	Managing Director and Chief Accounting Officer

May 2, 2018

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INDEX OF EXHIBITS

Exhibit No.	Description
(a)(1)(A)*	Offer to Purchase, dated April 10, 2018

(a)(1)(B)*	Letter of Transmittal, dated April 10, 2018

(a)(1)(C)*	Notice of Guaranteed Delivery

(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(F)*	Form of Summary Advertisement, as published on April 10, 2018

(a)(1)(G)*	Letter from the Company’s Chief Executive Officer to shareholders, dated April 10, 2018

(a)(1)(H)*	Letter to participants in the White Mountains Retirement Plan, dated April 10, 2018

(a)(1)(I)*	Email to participants in the White Mountains Retirement Plan, dated April 10, 2018

(a)(5)(A)*	Press Release, dated April 10, 2018

(b)	Not applicable

(d)(1)

White Mountains Long-Term Incentive Plan, as amended (incorporated by reference herein and filed as Appendix A of the Company’s Notice of 2013 Annual General Meeting of Members and Proxy Statement, dated April 10, 2013)

(d)(2)

Retirement Agreement, dated March 1, 2017 between White Mountains Insurance Group, Ltd. and Raymond Barrette (incorporated by reference herein and filed as Exhibit 10.1 of the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2017)

(d)(3)

Employment Agreement, dated May 2, 2017 between White Mountains Insurance Group, Ltd. and David Foy (incorporated by reference herein and filed as Exhibit 10.1 of the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2017)

(d)(4)	White Mountains Bonus Plan (incorporated by reference herein and filed as Exhibit 10.10 of the Company’s 2015 Annual Report on Form 10-K)

(d)(5)

Regulation 114 Trust Agreement by and among Build America Mutual Assurance Company, HG Re Ltd. and The Bank of New York Mellon, dated July 20, 2012 (incorporated by reference herein and filed as Exhibit 10.2 of the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2012)

(d)(6)*	Amended and Restated Supplemental Trust Agreement by and among Build America Mutual Assurance Company, HG Re Ltd. and The Bank of New York Mellon, dated August 14, 2017

(d)(7)*	Second Amended and Restated Surplus Note Purchase Agreement between Build America Mutual Assurance Company, as Issuer and HG Holdings Ltd. and HG Re Ltd. as Purchasers, dated August 14, 2017

(g)	Not applicable

(h)	Not applicable

*              Previously filed as exhibits to the Schedule TO.

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